UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Voyager Therapeutics, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

92915B106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92915B106	SCHEDULE 13G	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS Third Rock Ventures III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 11,061,176
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 11,061,176
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,061,176
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 41.4% (1)
12.	TYPE OF REPORTING PERSON PN

(1)	The percent of class was calculated based on 26,749,240 shares of common stock issued and outstanding as of December 15, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 17, 2015.

CUSIP No. 92915B106	SCHEDULE 13G	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS Third Rock Ventures GP III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 11,061,176
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 11,061,176
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,061,176
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 41.4% (1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 92915B106	SCHEDULE 13G	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS TRV GP III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 11,061,176
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 11,061,176
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,061,176
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 41.4% (1)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 92915B106	SCHEDULE 13G	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS Mark Levin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 11,061,176
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 11,061,176
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,061,176
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 41.4% (1)
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 92915B106	SCHEDULE 13G	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS Kevin P. Starr
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 11,061,176
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 11,061,176
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,061,176
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 41.4% (1)
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 92915B106	SCHEDULE 13G	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSONS Robert I. Tepper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 11,061,176
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 11,061,176
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,061,176
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 41.4% (1)
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 92915B106	SCHEDULE 13G	Page 8 of 12 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

Voyager Therapeutics, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

75 Sidney Street Cambridge, MA 02139

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i) Third Rock Ventures III, L.P. (“TRV III”);

(ii) Third Rock Ventures GP III, L.P. (“TRV GP III”), which is the sole general partner of TRV III;

(iii) TRV GP III, LLC (“TRV GP III LLC”), which is the sole general partner of TRV GP III;

(iv) Mark Levin (“Levin”), a managing member of TRV GP III LLC;

(v) Kevin P. Starr (“Starr”), a managing member of TRV GP III LLC; and

(vi) Robert I. Tepper (“Tepper,” and collectively with TRV III, TRV GP III, TRV GP III LLC, Levin and Starr, the “Reporting Persons”), a managing member of TRV GP III LLC.

The address of the principal business office of each of the Reporting Persons is Third Rock Ventures, LLC, 29 Newbury Street, 3rd Floor, Boston, MA 02116.

Each of TRV III and TRV GP III is a Delaware limited partnership. TRV GP III LLC is a Delaware limited liability company. Levin, Tepper and Starr are United States citizens.

	(d)	Title of Class of Securities:

Common stock, $0.001 par value per share, (the “Common Stock”)

	(e)	CUSIP Number:

92915B106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 92915B106	SCHEDULE 13G	Page 9 of 12 Pages

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) and (b) Amount beneficially owned:

(i)	TRV III directly owns 11,061,176 shares of Common Stock (the “Shares”), which represents approximately 41.4% of the outstanding shares of Common Stock.

(ii)	TRV GP III is the general partner of TRV III and may be deemed to beneficially own the Shares.

(iii)	TRV GP III LLC is the general partner of TRV GP III and may be deemed to beneficially own the Shares.

(iv)	As a managing member of TRV GP III LLC, Levin may be deemed to beneficially own the Shares.

(v)	As a managing member of TRV GP III LLC, Tepper may be deemed to beneficially own the Shares.

(vi)	As a managing member of TRV GP III LLC, Starr may be deemed to beneficially own the Shares.

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
TRV III	0	11,061,176	0	11,061,176
TRV GP III	0	11,061,176	0	11,061,176
TRV GP III LLC	0	11,061,176	0	11,061,176
Levin	0	11,061,176	0	11,061,176
Starr	0	11,061,176	0	11,061,176
Tepper	0	11,061,176	0	11,061,176

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 26,749,240 shares of common stock issued and outstanding as of December 15, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 17, 2015.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 92915B106	SCHEDULE 13G	Page 10 of 12 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 92915B106	SCHEDULE 13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2016

THIRD ROCK VENTURES III, L.P.

By:	THIRD ROCK VENTURES GP III, L.P.,
General Partner

By:	TRV GP III, LLC,
General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Financial Officer

THIRD ROCK VENTURES GP III, L.P.

By:	TRV GP III, LLC,
General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Financial Officer

TRV GP III, LLC

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Financial Officer

MARK LEVIN

/s/ Kevin Gillis, As attorney-in-fact
Mark Levin

KEVIN P. STARR

/s/ Kevin Gillis, As attorney-in-fact
Kevin P. Starr

CUSIP No. 92915B106	SCHEDULE 13G	Page 12 of 12 Pages

ROBERT I. TEPPER

/s/ Kevin Gillis, As attorney-in-fact
Robert I. Tepper